DATED

[_____]

[INVESTOR]

and

BLOCK.ONE

CALL OPTION DEED

TABLE OF CONTENTS

Contents	**Page**

THIS DEED is made on [_____] between:

(1) **[Investor]** (the "**Investor**"); and

(2) **Block.one** (Company Registration Number: MC-315905), a company incorporated under the laws of the Cayman Islands whose registered office is at [_____] ("**Block.one**");

(collectively, the "**Parties**" and each, a "**Party**").

Whereas:

(A) The Investor has agreed to subscribe for certain Class B preference shares in the capital of the Company ("**Class B Preference Shares**"), and the Company has agreed to allot and issue to the Investor such number of Class B Preference Shares (the "**Investment**") pursuant to a subscription agreement dated on or around the date of this Deed between the Investor, Block.one and the Company (the "**Subscription Agreement**").

(B) Block.one will, following completion of the Investment, hold [_____] Class A Common Shares and [_____] Class B Preference Shares, which are convertible into Class C Common Shares at the election of Block.one.

(C) In connection with the Investment, Block.one has agreed to enter into a call option in favour of the Investor on the terms of this Deed to allow the Investor to purchase the Option Shares.

It is agreed as follows:

1   **Interpretation**

1.1   In this Deed, unless the context otherwise requires:

"**Addressee**" has the meaning given to it in Clause 16.1.2;

"**Applicable Laws**" means, with respect to a person, any laws, regulations, rules, measures, guidelines, treaties, judgments, determination, orders or notices of any government authority or stock exchange that are applicable to such person;

"**Articles of Association**" means the memorandum and articles of association of the Company to be adopted by the Company on or prior to the completion of the Investment and as may be amended, restated or replaced from time to time;

"**Associated Company**" means, in relation to a person, any holding company or controlling shareholder in relation to which such person is a subsidiary and any other subsidiary of any such holding company or shareholder;

"**Business Day**" means a day on which banks are open for business in Hong Kong, the Cayman Islands and the United States (excluding Saturdays, Sundays or public holidays);

"**Class A Common Shares**" means the Class A common shares in the capital of the Company;

"**Class B Preference Shares**" has the meaning given to it in the Recitals;

"**Class C Common Shares**" means the Class C common shares in the capital of the Company;

"**Company**" means Bullish Global (Company Registration Number: MC-367309), a company incorporated under the laws of the Cayman Islands) whose registered office is at [_____];

"**Completion**" means completion of the exercise of the Option as described in Clause 6;

"**Completion Date**" has the meaning given to it in Clause 4.1.3;

"**Consideration**" means the number of Exercised Shares multiplied by the Exercise Price;

"**Dispute**" has the meaning given to it in Clause 17.6;

"**Encumbrance**" means any mortgage, charge, security interest, lien, pledge, assignment by way of security, equity, claim, right of pre-emption, option, covenant, restriction, reservation, lease, trust, order, decree, judgment, title defect (including retention of title claim), conflicting claim of ownership or any other encumbrance of any nature whatsoever (whether or not perfected other than liens arising by operation of law);

"**Exercise Notice**" has the meaning given to it in Clause 4.1;

"**Exercise Price**" means USD[_____];

"**Exercised Shares**" has the meaning given to it in Clause 4.1.4;

"**Group Companies**" means the Company and each and any of the Subsidiaries from time to time and "**Group Company**" means any one of them;

"**Investment**" has the meaning given to it in the Recitals;

"**LCIA**" has the meaning given to it in Clause 17.6;

"**Notice**" has the meaning given to it in Clause 16.1;

"**Option**" has the meaning given to it in Clause 2.1;

"**Option Expiry Date**" has the meaning given to it in Clause 3;

"**Option Shares**" means [_____] Class C Common Shares;

"**Permitted Transferee**" means any person which:

(i)   is an Associated Company of the Investor;

(ii)   is a trustee of a trust under which the Investor is the sole beneficiary or a custodian for the transferor (in each case in such capacity);

(iii)   is a general partner, investment manager or managing member of the Investor or a fund (or other collective investment scheme) managed by (a) such general partner, investment manager or, managing member, or (b) an Associated Company of the Investor;

(iv)   is a person that the Company deems to be a "Permitted Transferee" under the Articles of Association; or

(v)   would be a Permitted Transferee of a person falling under limbs (i) or (iv);

and in each case:

(i)   if required by Applicable Laws, has been approved by any relevant regulatory authority as a controller of a Group Company;

(ii)   has satisfied all know your customer and anti-money laundering requirements of Block.one;

(iii)   is not named on a sanction list maintained by the Bank of England, European Union, the United Nations or the Office of Foreign Assets Control of the United States of America; and

(iv)   prior to the consummation of a Qualifying IPO, is an "Accredited Investor" and/or a "Qualified Investor", in each case as defined in the Subscription Agreement;

"**Qualifying IPO**" means:

a)   the admission of trading of the shares of the Company to a stock exchange; or

b) the acquisition of the Company by or merger, consolidation or amalgamation of the Company with a company whose shares are admitted for trading on a stock exchange, where the existing shareholders receive shares in that surviving entity;

"**Representatives**" has the meaning given to it in Clause 10.1.3;

"**Reorganisation**" means, in relation to the Company:

a) a subdivision or consolidation of the Shares;

b) a reduction of capital (of whatever nature, but excluding a cancellation of capital that is lost or not represented by available assets), or any other reduction in the number of Shares in issue from time to time;

c) an issue of Shares by way of dividend or distribution;

d) an issue of Shares by way of capitalisation of profits or reserves (including share premium account and any capital redemption reserve); or

e) a consolidation, amalgamation or merger of the Company with or into another entity (other than a consolidation, amalgamation or merger following which the Company is the surviving entity and which does not result in any reclassification of, or change in, the Shares);

"**Shares**" means issued shares of USD0.001 each in the capital of the Company, and a "**Share**" means one of them;

"**Subscription Agreement**" has the meaning given to it in the Recitals;

"**Subsidiary**" means any entity controlled by the Company from time to time, provided that B1 (Gibraltar) Limited shall be deemed to be a subsidiary of the Company for the purposes of this definition; and

"**USD**" means the lawful currency of the United States of America.

1.2 *Affiliate*: The word "**affiliate**" means, with respect to any specified person, any other person who, directly or indirectly, controls, is controlled by, or is under common control with such person, including without limitation any general partner, managing member, officer, director or trustee of such person, or any venture capital fund or investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such person.

1.3 *Control*: The word "**control**" (including its correlative meanings, "**controlled by**", "**controls**" and "**under common control with**") shall mean, with respect to a corporation, the right to exercise, directly or indirectly, more than 50 per cent of the voting rights attributable to the shares of the controlled corporation and, with respect to any person other than a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person.

1.4 **_Headings_**: The headings used in this Deed are for convenience only and shall not affect the interpretation of this Deed.

1.5 **_Including_**: Unless a contrary indication appears, a reference in this Deed to "including" shall not be construed restrictively but shall mean "including without prejudice to the generality of the foregoing" and "including, but without limitation".

1.6 **_Modification etc. of Statutes_**: References to a statute or statutory provision include that statute or statutory provision as from time to time modified, re-enacted or consolidated (whether before or after the date hereof), so far as such modification, re-enactment or consolidation applies or is capable of applying to any transaction entered into prior to Completion and (so far as liability thereunder may exist or can arise) shall also include any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which such statute or provision has directly or indirectly replaced.

1.7 **_Time_**: a time of day is a reference to the time in London, unless a contrary indication appears.

1.8 **_Other terms_**

1.8.1 References to a person include any company, limited liability partnership, partnership, business trust or unincorporated association (whether or not having separate legal personality).

1.8.2 References to those of the Parties that are individuals include their respective legal personal representatives.

1.8.3 References to one gender include all genders and references to the singular include the plural and vice versa.

1.9 Any thing or obligation to be done under this Deed which is required or falls to be done on a stipulated day, shall be done on the next succeeding Business Day, if the day upon which that thing or obligation is required or falls to be done falls on a day which is not a Business Day.

2 **Grant of the Option**

2.1 Block.one hereby grants to the Investor an option to purchase the Option Shares on the terms set out in this Deed (the "**Option**") at a price of the Exercise Price per Option Share.

2.2   The Option Shares shall be sold free from Encumbrances and with all rights attached to them as at the date of Completion.

2.3   If the Investor or its Permitted Transferee(s) exercises the repurchase right in respect of its Class B Preference Shares under Article 13.2 of the Articles of Association, the number of Options Shares that are subject to the Option shall be reduced by the number of Shares repurchased by the Company.

3   **Option Period**

The Option may only be exercised from the date of this Deed up to and including the fifth (5th) anniversary of the date of this Deed (the "**Option Expiry Date**") and provided that the Investor has not transferred any of its Class B Preference Shares to a third party (other than a Permitted Transferee), in which case the Option shall expire immediately. If the Option is not fully exercised on or before the Option Expiry Date, the Option shall lapse.

For the purposes of this Clause 3, the date of exercise of the Option is the date on which the Investor delivers the Exercise Notice to Block.one.

4   **Exercise**

4.1   The Option shall be exercised by the Investor giving Block.one a written notice substantially in the form set out in Schedule 1 (the "**Exercise Notice**"), which shall include:

4.1.1   the date on which the Exercise Notice is given;

4.1.2   a statement to the effect that the Investor is exercising the Option;

4.1.3   a date, which is no less than five (5) and no more than fifteen (15) Business Days after the date of the Exercise Notice, on which Completion is to take place (the "**Completion Date**");

4.1.4   the number of Option Shares that the Investor wishes to purchase (the "**Exercised Shares**"); and

4.1.5   a signature by or on behalf of the Investor.

4.2   Once given, an Exercise Notice may not be revoked without the consent of Block.one.

5   **Consideration**

5.1   The Consideration payable by the Investor on exercise of the Option shall be the Exercise Price multiplied by the number of Exercised Shares (the "**Consideration**").

6 **Completion**

6.1 Completion shall take place on the Completion Date at the offices of Block.one or at such other place as the Parties may agree, provided that if, on the Completion Date stated in the Exercise Notice, Block.one is subject to a lock-up undertaking in connection with a Qualifying IPO, the Completion Date shall instead be the day following the expiration of such lock-up period.

6.2 At Completion:

6.2.1 Block.one shall deliver to the Investor a stock transfer form for such number of Shares equal to the Exercised Shares; and

6.2.2 the Investor shall pay the Consideration in immediately available funds by electronic transfer to the bank account of the Company as notified by the Company in writing.

6.3 Following Completion, the Parties shall use its reasonable endeavours to ensure the registration of the Investor as the holder of the Exercised Shares. Delivery of the stock transfer form by Block.one in accordance with Clause 6.2.1 shall be good and valid discharge of Block.one's obligation to deliver the Shares pursuant to the exercise of the Option under this Deed.

6.4 All dividends and other distributions declared to be paid or made by the Company in respect of the Exercised Shares and actually received by Block.one by reference to a record date which falls on the date between the date of the Exercise Notice and the date of Completion shall belong to and be payable to the Investor.

7 **Reorganisation**

7.1 If any Reorganisation takes place after the date of this Deed, all shares, stock and other securities (if any) to which Block.one become legally or beneficially entitled as a result of each such Reorganisation, and which derive (whether directly or indirectly) from the Option Shares shall be deemed to be subject to the Option, provided that:

7.1.1 nothing in this Clause 7 shall be construed as imposing any obligations on Block.one either to exercise or to refrain from exercising any rights or powers conferred on it by or deriving from the Option Shares; and

7.1.2 the Consideration shall be adjusted appropriately to take account of any increase or decrease in the number of Option Shares following a Reorganisation and any sum paid or received by Block.one following a Reorganisation.

7.2 References in this Deed to the Shares, the Option Shares and the Consideration shall be construed to give full effect to Clause 7.

8   **Block.one Undertaking**

Until the earlier of (i) the Option having been fully exercised and (ii) the Option Expiry Date, Block.one undertakes that it shall at all times hold sufficient number of Shares to satisfy its obligation to deliver any remaining Option Shares to the Investor free from Encumbrances.

9   **Investor Undertakings**

The Investor undertakes that, in the event that it or its Permitted Transferee exercises the Option in whole or in part, the Investor shall (i) not exercise the repurchase right in respect of the Class B Preference Shares under Article 13.2 of the Articles of Association; and (ii) to the extent the Investor has transferred any of its Class B Preference Shares to any Permitted Transferee, procure that such Permitted Transferee, does not exercise and undertake to Block.one that it will not exercise, the repurchase right in respect of its Class B Preference Shares under Article 13.2 of the Articles of Association, and shall be deemed to have irrevocably waived any such repurchase rights in favour of Block.one and the Company at the time the Option is exercised.

10   **Confidentiality**

10.1 Each Party undertakes to keep confidential and at all times not disclose publicly or to any third party without the prior written consent of the other Parties the existence and subject matter of this Deed and all other agreements entered into pursuant to this Deed, the substance of any negotiations between the Parties relating to this Deed and any other information received or obtained as a resulting of entering into this Deed, unless and to the extent that:

10.1.1 the disclosure is required by any Applicable Law, or by any governmental or regulatory body or any recognised stock exchange on which the shares of any Party are listed;

10.1.2 the disclosure is required for the purpose of any judicial proceedings arising out of this Deed or any other agreement entered into pursuant to this Deed;

10.1.3 the disclosure is made to its affiliates or its and its affiliates' officer, employees, directors, professional or financial advisers, consultants of, or current or bona fide prospective investor, investment bankers and any person otherwise providing substantial debt or equity financing to any Party (collectively, the **"Representatives"**) for the purpose of this Deed, on terms that each Representative receiving the information agrees to comply with the provisions of this Clause 10.1 in respect of such information as if it were a Party to this Deed;

10.1.4 the information is or becomes publicly available (other than by breach of this Deed); or

10.1.5 the information is independently developed by the recipient or is lawfully in its possession prior to the disclosure to it of the information,

provided that prior to disclosure of any information pursuant to Clause 10.1.1, the Party concerned shall, to the extent permitted by law, promptly notify the other Party or Parties (as the case may be) of such requirement.

10.2 The obligations contained in this Clause 10 shall endure, even after the termination of this Deed, without limit in point of time except and until any confidential information enters the public domain as set out above.

11 Variation

No variation of this Deed shall be effective unless in writing and signed by or on behalf of each Party.

12 Assignment

All rights and obligations hereunder are personal to the Parties and a Party may not assign or transfer all or part of its rights or obligations under this Deed, without the prior written consent of the other Parties, except that the Investor may assign all but not part of its rights to a Permitted Transferee without needing to seek prior written consent of Block.one.

For the avoidance of doubt, a Permitted Transferee may only assign any rights it may have under this Deed to the Investor or another Permitted Transferee of the Investor.

13 Indulgence, Waiver, etc.

No failure on the part of any Party to exercise and no delay on the part of any Party in exercising any right hereunder will operate as a release or waiver thereof, nor will any single or partial exercise of any right under this Deed preclude any other or further exercise of it.

14 Costs

Each Party shall bear their own costs and disbursements incurred in the negotiations leading up to and in the preparation of this Deed and of matters incidental to this Deed.

15 Whole Agreement

This Deed contains the whole agreement between the Parties relating to the subject matter of this Deed at the date of this Deed to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Deed.

16 **Notices**

16.1 Any notice, communication and/or information to be given in connection with this Deed (each, a "**Notice**"):

16.1.1 must be in writing in English;

16.1.2 must be addressed to the Party to whom it is to be given ("**Addressee**") at the address or e-mail address set out below or to any other address or e-mail address as notified by the Addressee for the purposes of this Clause:

(a) if to the Investor:

Address: [_____]

E-mail address: [_____]

(b) if to Block.one:

Address: [_____]

E-mail address: [_____]

16.1.3 must be either:

(c) delivered by hand;

(d) by courier by an internationally recognised courier company (e.g. FedEx, DHL); or

(e) sent by e-mail to the Addressee's e-mail address; and

16.1.4 is deemed to be received by the Addressee in accordance with Clause 16.2.

16.2 A Notice sent in accordance with Clause 16.1 shall be deemed to have been received:

16.2.1 if delivered by hand, at the time of delivery;

16.2.2 if sent by courier, three Business Days after posting it; or

16.2.3 if sent by e-mail, when sent,

16.2.4 except that if a Notice is received on a day which is not a Business Day or is after 5.30 p.m. (Addressee's time) on a Business Day, it shall be deemed to have been received at 9:30 a.m. (Addressee's time) on the following Business Day.

17 **General**

17.1 ***Rights of Third Parties***:

    17.1.1 A person who is not a Party to this Deed has no rights under this Deed (including pursuant to the Contracts (Rights of Third Parties) Act 1999) unless otherwise provided herein.

    17.1.2 Notwithstanding Clause 17.1.1, the Company may enforce Clause 9 as though it is a party to this Deed.

17.2 ***Remedies***: No remedy conferred by any of the provisions of this Deed is intended to be exclusive of any other remedy which is otherwise available at law, in equity, by statute or otherwise, and each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election of any one or more of such remedies by any of the Parties shall not constitute a waiver by such Party of the right to pursue any other available remedies.

17.3 ***Severance***: If any provision of this Deed or part thereof is rendered void, illegal or unenforceable by any legislation to which it is subject, it shall be rendered void, illegal or unenforceable to that extent and it shall in no way affect or prejudice the enforceability of the remainder of such provision or the other provisions of this Deed.

17.4 ***Counterparts***: This Deed may be signed in any number of counterparts and by the Parties on separate counterparts, each of which, when so executed, shall be an original, but all counterparts shall together constitute one and the same document. Each Party agrees to be bound by its own electronic signature and that it accepts the electronic signature of the other Parties.

17.5 ***Governing Law***: This Deed shall be governed by, and construed in accordance with, the laws of England and Wales.

17.6 ***Dispute Resolution***: In event of any dispute arising out of or in connection with this Deed, including any question regarding its existence, validity or termination (the "**Dispute**"), the Dispute shall be referred to and finally resolved by arbitration administered by the London Court of International Arbitration (the "**LCIA**") in accordance with the Arbitration Rules of LCIA for the time being in force, which rules are deemed to be incorporated by reference in this Clause. The seat of the arbitration shall be London. The Tribunal shall consist of one arbitrator. The language of the arbitration shall be English.

This Deed has been executed and delivered as a deed on the date shown on the first page.

Investor

Signed by [_____]

for and on behalf of [_____]

[_____]

in the presence of:

[_____]

BLOCK.ONE

Signed by [_____]

for and on behalf of block.one

Name: [_____]

in the presence of:

[_____]

Schedule 1
Form of Exercise Notice

To: Block.one ("**Block.one**")

                       [   ]

Copy to: Bullish Global (the "**Company**")

                       [   ]

We, [Investor], wish to exercise our option (the "**Option**") to purchase Class C Common Shares in the capital of the Company under and pursuant to the Call Option Deed (the "**Call Option Deed**") dated [_____] entered into between us and Block.one. Capitalised terms used but not defined herein have the meanings ascribed to them under the Call Option Deed.

We wish to acquire _____ Option Shares that remain to be purchased under the Option (the "**Exercised Shares**").

The Completion Date for the purchase of Exercised Shares shall be _____[1].

Clauses 17.5 and 17.6 of the Call Option Deed shall apply to this Exercise Notice as if the same were set out in this Exercise Notice.

This Exercise Notice is given on the date written below.

Signed by [*insert name of director*]

for and on behalf [Investor]

………………………..

Director

---

[1] This date shall be no less than five (5) and no more than 15 Business Days after the date of the Exercise Notice.

DATED

_____

DEED OF AMENDMENT

between

[INVESTOR]

and

BLOCK.ONE

CONTENTS

CLAUSE

SCHEDULE

This deed is made on _____ between:

(1) **[_____]** (the "**Investor**"); and

(2) **block.one** (Company Registration Number: MC-315905), a company incorporated under the laws of the Cayman Islands whose registered office is at [_____] ("**block.one**"),

(collectively, the "**Parties**" and each, a "**Party**")

BACKGROUND

(A) The Investor and block.one are parties to a call option deed dated [____] (the "**Agreement**"), a copy of which is attached as Schedule 1 to this deed, pursuant to which block.one agreed to enter into a call option in favor of the Investor to allow the Investor to purchase Option Shares in Bullish Global (the "**Company**").

(B) The Investor has declined to exercise the repurchase right set forth in Article 13.2(a)(i) of the Articles of Association and, in connection therewith, the Investor and block.one wish to amend the Agreement to reflect an adjustment to the Exercise Price. The parties therefore wish to amend the Agreement as set out in this deed with effect from 1 March 2023 ("**Variation Date**").

Agreed terms

1. **Terms defined in the Agreement**

1.1 In this deed, expressions defined in the Agreement and used in this deed have the meaning set out in the Agreement unless otherwise defined. The rules of interpretation set out in the Agreement apply to this deed.

2. **Variation**

2.1 With effect from the Variation Date, the parties agree the following amendments to the Agreement:

a)	"**Exercise Price**"	The entire text of the definition of Exercise Price in clause 1.1 of the Agreement is deleted and replaced with the words "means USD[____] as reduced by any amounts in USD (or if the payment is not in USD, the USD equivalent) paid by way of dividend or distribution pursuant to Article 29.1 of the Articles of Association in cash or in specie in respect of each Share (as determined after the completion of the repurchase (if any) of the Investor's or its Permitted Transferee's Class B Preference Shares pursuant to Article 13.2 of the Articles of Association in respect of the applicable dividend), provided that in no event shall the adjusted price be an amount less than the Floor Price;"

b)	"**Floor Price**":	A new definition be added in clause 1.1 of the Agreement as follows:
		"**Floor Price**" means USD[____];

2.2   Except as set out in clause 2.1, the Agreement will continue in full force and effect.

2.3   This deed and the Agreement, when read together, contain the entire agreement of the parties with respect to the parties' rights and obligations under the Agreement.

3.   General

3.1   This Deed may be signed in any number of counterparts by the Parties on separate counterparts, each of which, when so executed, shall be an original, but all counterparts shall together constitute one and the same document. Each Party agrees to be bound by its own electronic signature and that it accepts the electronic signature of the Parties.

3.2   This Deed shall be governed by, and construed in accordance with, the laws of England and Wales.

3.3   In the event of any dispute arising out of or in connection with this Deed, including any question regarding its existence, validity or termination (the "**Dispute**"), the Dispute shall be referred to and finally resolved by arbitration administered by the London Court of International Arbitration (the "**LCIA**") in accordance with the Arbitration Rules of the LCIA for the time being in force, which rules are deemed to be incorporated by reference in this Clause. The seat of the arbitration shall be London. The Tribunal shall consist of one arbitrator. The language of the arbitration shall be English.

     This document has been executed and delivered as a deed on the date shown on the first page.

Schedule 1 – Original Agreement

Executed as a deed by **[INVESTOR]** acting by
_____, in the presence of:

…………………………..

Name:

Title:

………………………………

NAME:

ADDRESS:

OCCUPATION:

Executed as a deed by **block.one** acting by
_____, in the presence of:

…………………………..

Name:

Title:

………………………………

NAME:

ADDRESS:

DATED

[_____]

DEED OF NOVATION

among

[INVESTOR]

and

block.one

and

Buttonwood Investments 1

CONTENTS

CLAUSE

This deed is dated [_____]

PARTIES

(1) [INVESTOR] **(Continuing Party)**

(2) block.one an exempted company incorporated in the Cayman Islands with limited liability whose registered office is at [_____] **(Outgoing Party)**

(3) Buttonwood Investments 1 an exempted company incorporated in the Cayman Islands with limited liability whose registered office is at [_____] **(Incoming Party)**

Background

(A) **WHEREAS**, the Continuing Party and Outgoing Party are parties to a Call Option Deed dated [____], as amended by a Deed of Amendment dated [____] (collectively, as amended, the **Agreement**), pursuant to which Outgoing Party agreed to enter into a call option in favor of the Continuing Party to allow the Continuing Party to purchase Option Shares in Bullish Global;

(B) **WHEREAS**, pursuant to a merger between Bullish Global and BMC2 dated 26 April 2023, Bullish became the holding company of the Bullish group of companies and as a result of that Reorganization, the Option Shares now reference [____] class A common shares in the capital of Bullish;

(C) **WHEREAS**, as part of a proposed internal reorganisation of its group of companies, Outgoing Party intends to wind down its affairs and contribute all of its class A common shares in the capital of Bullish to Incoming Party, and Incoming Party will become the holding company for the remaining block.one group of companies. As a result, Outgoing Party wishes to transfer its rights and obligations under the Agreement to the Incoming Party;

(D) **WHEREAS**, pursuant to Clause 12 (Assignment) of the Agreement, Continuing Party may not assign or transfer all or part of its rights or obligations under the Agreement without the prior written consent of the Continuing Party;

(E) **WHEREAS**, the Continuing Party has agreed to release the Outgoing Party from liability for any failure by the Outgoing Party to perform its obligations under the Agreement before the Effective Date, on the basis that the Incoming Party is to assume liability for those failures in the Outgoing Party's place;

(F) **AND WHEREAS**, the parties have therefore agreed to novate the Outgoing Party's rights, obligations and liabilities under the Agreement to the Incoming Party on the terms of this deed with effect from the date of this deed (**Effective Date**).

2

Agreed terms

1.   Novation

With effect from the Effective Date:

1.1   The Incoming Party will perform the Agreement, be bound by its terms and enjoy its benefits in every way as if it were the original party to it in place of the Outgoing Party.

1.2   The Continuing Party will perform the Agreement and be bound by its terms in every way as if the Incoming Party were the original party to it in place of the Outgoing Party.

1.3   References to the Outgoing Party in the Agreement shall be read and construed as references to the Incoming Party.

2.   Release of obligations and liabilities

2.1   The Continuing Party and the Outgoing Party release each other from all future obligations to the other under the Agreement.

2.2   The Continuing Party and the Outgoing Party release and discharge each other from all claims and demands whatsoever under or in connection with the Agreement whether arising before, on or after the Effective Date, and in each case whether known or unknown to the releasing party.

2.3   Each of the Continuing Party and the Incoming Party may enforce the Agreement and pursue any claims and demands under or in connection with the Agreement against the other with respect to matters arising before, on or after the Effective Date as though the Incoming Party were the original party to the Agreement instead of the Outgoing Party.

3.   Definitions

Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto under the Agreement.

4.   Governing law

This deed and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England and Wales.

5. Jurisdiction

Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this deed or its subject matter or formation.

6. Counterparts

This deed may be executed in one or more counterparts, including facsimile counterparts, each of which shall be deemed to be an original copy of this deed, and all of which, when taken together, shall be deemed to constitute one and the same agreement. Delivery of such counterparts by facsimile or electronic mail (in PDF or .tiff format) shall be deemed effective as manual delivery.

7. Enurement

This deed shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

This document has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

Executed as deed by **[INVESTOR]** acting by
……...................... , a director, in the presence of:

…………………

[SIGNATURE OF WITNESS]

NAME …………………..

ADDRESS …………………..

OCCUPATION …………………..

………………..

[SIGNATURE OF
DIRECTOR]

Director

Executed as deed by **Block.one** acting by
……...................... , a director, in the presence of:

…………………

[SIGNATURE OF WITNESS]

NAME …………………..

ADDRESS …………………..

OCCUPATION …………………..

………………..

[SIGNATURE OF
DIRECTOR]

Director

Executed as deed by **Buttonwood Investments 1**
acting by ...., a director, in the
presence of:

…………………

[SIGNATURE OF WITNESS]

NAME …………………..

ADDRESS …………………..

OCCUPATION …………………..

………………..

[SIGNATURE OF
DIRECTOR]

Director